Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Annual General Meeting

London, New York, 23 June 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that it will hold its annual general meeting (“AGM”) on 16 July 2020 at 10.00am.

The Notice of AGM, together with Proxy Form and the Annual Report and Accounts for the year ended 31 December 2019, will be posted to shareholders today. The Notice of AGM will shortly also be available on the Company’s website: www.tizianalifesciences.com.

Please note that arrangements for the AGM this year are different from the usual public company in-person format. As we expect significant restrictions on personal movement to still be in place due to Covid-19, we are utilizing the provisions in our recently adopted articles of association, which allow for the holding of the meeting virtually, on an electronic platform. Accordingly, this year’s AGM will be an electronic meeting only. All voting at the resolutions at the AGM will be conducted on a poll (a requirement of our recently adopted articles of association) which means that you should submit your proxy (by post or, preferably, online voting) as soon as possible. We ask that, where possible, questions which shareholders wish to raise be submitted to info@tizianalifesciences.com in advance.

The platform that we will be using will allow shareholders the option to submit a separate poll card at the electronic meeting but, to ease administration, we request that proxies be lodged in advance wherever possible.

Full details of the operation and arrangements for the AGM are set out in the Notice of AGM.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173